NR 3/18/04

AM 3/16/2004

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response . . . | 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04015860

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 28666 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hunter Securities Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

76 South Orange Avenue, Suite 3
(No. and Street)

South Orange (City) NJ (State) 07079 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2004
WASH, D.C. 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen A. Steglitz 973-761-6900
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

75 Eisenhower Parkway (Address) Roseland (City) NJ (State) 07068-1697 (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AMP 3.25.2004

# OATH OR AFFIRMATION

I, Stephen A. Steglitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Securities Corp., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 27th day of February 2004

Notary Public JACLYNN A. FENSTER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 14, 2008

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Hunter Securities Corp.

## Report on Financial Statements
## (With Supplementary Information)

## Year Ended December 31, 2003

## HUNTER SECURITIES CORP.

Index

J.H. COHN LLP

## Report of Independent Public Accountants

To the Board of Directors
Hunter Securities Corp.

We have audited the accompanying statement of financial condition of Hunter Securities Corp. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Securities Corp. as of December 31, 2003, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
February 23, 2004

## HUNTER SECURITIES CORP.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2003

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 15,503 |
| Deposit with clearing organization | 50,000 |
| Securities owned | 1,731,263 |
| Other assets | 88,303 |
| Total | $1,885,069 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Payable to clearing organization | $1,261,235 |
| Note payable - stockholder | 100,168 |
| Long-term note payable | 32,502 |
| Accounts payable and accrued expenses | 83,208 |
| Securities sold but not yet purchased | 6,500 |
| Total liabilities | 1,483,613 |
| Commitments | |
| Stockholders' equity: | |
| Common stock, $.10 par value; 2,500 shares authorized; 300 shares issued | 30 |
| Additional paid-in capital | 344,292 |
| Retained earnings | 110,792 |
| Less treasury stock, 100 shares of common stock, at cost | (53,658) |
| Total stockholders' equity | 401,456 |
| Total | $1,885,069 |

See Notes to Financial Statements.

## HUNTER SECURITIES CORP.

## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Revenues: | |
| Gain on principal transactions | $ 894,570 |
| Interest income | 86,798 |
| Other income | 24,180 |
| Total | 1,005,548 |
| Expenses: | |
| Compensation and benefits | 683,280 |
| Clearing and floor brokerage | 101,231 |
| Regulatory fees and expenses | 9,145 |
| Communications | 50,951 |
| Occupancy and equipment rental | 24,163 |
| Interest expense | 36,552 |
| General and administrative | 88,702 |
| Total | 994,024 |
| Net income | $ 11,524 |

See Notes to Financial Statements.

## HUNTER SECURITIES CORP.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## YEAR ENDED DECEMBER 31, 2003

| | Common Stock | | Additional Paid-in | Retained | Treasury Stock | | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Shares | Amount | Total |
| Balance, January 1, 2003 | 300 | $30 | $272,692 | $ 99,268 | (100) | $(53,658) | $318,332 |
| Capital contributions | | | 71,600 | | | | 71,600 |
| Net income | ___ | ___ | ___ | 11,524 | ___ | ___ | 11,524 |
| Balance, December 31, 2003 | 300 | $30 | $344,292 | $110,792 | (100) | $(53,658) | $401,456 |

See Notes to Financial Statements.

## HUNTER SECURITIES CORP.

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| Operating activities: | |
| Net income | $ 11,524 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation | 14,512 |
| Unrealized gain on investment securities | (13,588) |
| Changes in operating assets and liabilities: | |
| Deposit with clearing organization | 512 |
| Securities owned | (917,411) |
| Other assets | 12,019 |
| Payable to clearing organization | 708,556 |
| Accounts payable and accrued expenses | 12,866 |
| Securities sold but not yet purchased | 6,500 |
| Net cash used in operating activities | (164,510) |
| Investing activities - purchases of office equipment | (6,270) |
| Financing activities: | |
| Repayments of long-term debt | (3,826) |
| Proceeds from note payable - stockholder | 130,000 |
| Payments on note payable - stockholder | (29,832) |
| Capital contributions | 71,600 |
| Net cash provided by financing activities | 167,942 |
| Net decrease in cash and cash equivalents | (2,838) |
| Cash and cash equivalents, beginning of year | 18,341 |
| Cash and cash equivalents, end of year | $ 15,503 |
| Supplemental disclosure of cash flow data: | |
| Interest paid | $ 34,160 |
| State income taxes paid | $ 800 |
| Supplemental disclosure of noncash investing and financing activities: | |
| Equipment acquired under long-term debt | $ 36,328 |

See Notes to Financial Statements.

HUNTER SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

**Note 1 - Business and summary of significant accounting policies:**

**Business:**

Hunter Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

**Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Securities transactions and valuations:**

Securities transactions, commission income and related commission expenses are recorded on a trade-date basis.

The Company's securities owned and the securities sold but not yet purchased positions are concentrated in state and municipal obligations and corporate bonds. Those securities positions and its deposits in money market accounts are valued at market and unrealized gains and losses are included in results of operations.

**Cash equivalents:**

Cash equivalents are investments in money market funds.

**Income taxes:**

The Company, with the consent of its stockholders, elected to be treated as an "S" Corporation under provisions of the Internal Revenue Code. In general, corporate income or loss of an "S" Corporation is allocated to the stockholders for inclusion in their personal Federal income tax returns. Accordingly, there is no provision for Federal income tax in the accompanying financial statements.

The Company has also elected to be treated as an "S" Corporation for New Jersey state income tax purposes. However, the State of New Jersey does impose a tax on "S" Corporation income at a reduced rate.

Deferred state tax assets and liabilities were not material at December 31, 2003.

**Note 2 - Securities owned and securities sold but not yet purchased:**

Securities owned (other than money market account shares) and securities sold but not yet purchased represent positions in marketable securities taken primarily for trading purposes in the ordinary course of business. A summary of those positions as of December 31, 2003 follows:

| | Owned | Sold But Not Yet Purchased |
|---|---|---|
| Marketable securities, at market value: | | |
| State and municipal bonds | $1,693,438 | $6,500 |
| Corporate bonds | 37,825 | |
| Totals | $1,731,263 | $6,500 |

**Note 3 - Long-term note payable:**

At December 31, 2003, long-term debt consists of an equipment loan that bears interest at 3.99% and matures in May 2008.

Principal amounts due under the loan in each of the five years subsequent to December 31, 2003 are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2004 | $ 6,867 |
| 2005 | 7,146 |
| 2006 | 7,437 |
| 2007 | 7,739 |
| 2008 | 3,313 |
| Total | $32,502 |

**Note 4 - Related party transactions:**

Note payable - stockholder, which bears interest at 4.875%, is due on demand. Related interest expense amounted to $3,329 for the year ended December 31, 2003.

**Note 5 - Savings plan:**

The Company maintains a profit-sharing plan pursuant to Section 401(k) of the Internal Revenue Code under which all employees meeting eligibility requirements qualify for membership. The Company may make voluntary contributions at the discretion of the Board of Directors. There were no contributions made to the plan for the year ended December 31, 2003.

**Note 6 - Lease commitments:**

The Company leases its office space under an operating lease that expires in September 2004. The office lease requires the Company to pay real estate taxes and maintenance costs. Minimum future rental commitments under the lease amount to $18,024.

Rent expense under noncancelable operating leases was $24,163 in 2003.

**Note 7 - Financial instruments with off-balance-sheet risk:**

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company had an average aggregate balance of $595,273 during December 2003.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

**Note 7 - Financial instruments with off-balance-sheet risk (concluded):**

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

**Note 8 - Net capital requirements:**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of approximately $249,907, which was $149,907 in excess of its required net capital of approximately $100,000. The Company's net capital ratio was .86 to 1.

## HUNTER SECURITIES CORP.

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003

| | |
|---|---|
| Net capital: | |
| Total stockholders' equity | $ 401,456 |
| Deduct nonallowable assets and charges | 59,736 |
| Net capital before haircuts on securities positions | 341,720 |
| Haircuts on securities positions - other - municipal obligations, corporate bonds and money market funds | 91,813 |
| Net capital | $ 249,907 |
| Aggregate indebtedness: | |
| Total liabilities | $1,483,613 |
| Less securities sold but not yet purchased | (6,500) |
| Less payable to clearing organization | (1,261,235) |
| Aggregate indebtedness | $ 215,878 |
| Computation of basic net capital requirement: | |
| Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum dollar net capital requirement) | $ 100,000 |
| Excess of net capital | $ 149,907 |
| Excess of net capital at 1,000% | $ 228,319 |
| Ratio of aggregate indebtedness to net capital | .86 to 1 |

## HUNTER SECURITIES CORP.

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded) DECEMBER 31, 2003

| | | |
|---|---|---|
| Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2002: | | |
| Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report | | $282,924 |
| Decrease in net capital resulting from changes in: | | |
| Haircuts on securities positions | $ (8,957) | |
| Audit adjustments, net: | | |
| Statement of financial condition reclassifications | 535 | |
| Statement of operations changes | (24,595) | (33,017) |
| Net capital per above | | $249,907 |
| Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report | | $166,184 |
| Increase in aggregate indebtedness resulting from audit adjustments to increase accounts payable and accrued expenses and statement of financial condition reclassifications | | 49,694 |
| Aggregate indebtedness per above | | $215,878 |

See Report of Independent Public Accountants.

J.H. COHN LLP

**Report of Independent Public Accountants on Internal Control**

To the Board of Directors
Hunter Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Hunter Securities Corp. as of and for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Roseland, New Jersey
February 23, 2004